Expense Limitation Agreement

To: Bluerock Institutional Mortgage Income Fund

c/o ALPS Fund Services, Inc.

1290 Broadway, Suite 1100,

Denver CO 80203

Dear Board Members:

You have engaged Bluerock Credit Fund Advisor, LLC to act as the investment adviser to the Bluerock Institutional Mortgage Income Fund (the "Trust" or the "Fund"), pursuant to a Management Agreement dated as of February 1, 2018.

From the effective date of the Fund until January 31, 2020, we agree to waive management fees and/or reimburse the Fund for expenses the Fund incurs but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth per share class in Appendix A attached hereto.

Additionally, this Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and by Bluerock Credit Fund Advisor, LLC. Furthermore, this Expense Limitation Agreement may not be terminated by Bluerock Credit Fund Advisor, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to Bluerock Credit Fund Advisor, LLC. This Expense Limitation Agreement will terminate automatically, with respect to a Fund listed in Appendix A if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement's termination for the Fund (except that Bluerock Credit Fund Advisor, LLC shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of Bluerock Credit Fund Advisor, LLC). This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Any waiver or reimbursement by Bluerock Credit Fund Advisor, LLC is subject to repayment by the Fund (provided Bluerock Credit Fund Advisor, LLC continues to serve as investment adviser to the Fund), subject to the following limitations: (1) the repayment will be made not more than three years from the end of the fiscal year in which such fee waiver or expense reimbursement was incurred; (2) the reimbursement may not be made if it would cause the expense limitation then in effect or in effect at the time the expenses were waived or absorbed to be exceeded; and (3) the reimbursement is approved by the Fund’s Board of Trustees..

This Expense Limitation Agreement shall run in tandem with, and shall not supersede, any existing expense limitation or similar agreement currently in force during the term of this Expense Limitation Agreement.

Yours Very Truly,

Bluerock Credit Fund Advisor, LLC

By:	/s/ Ramin Kamfar
Name:	Ramin Kamfar
Title:	Chairman
Date:	February 1, 2018

ACCEPTANCE: This Expense Limitation Agreement is hereby accepted.

BLUEROCK INSTITUTIONAL MORTGAGE INCOME FUND

By:	/s/ Michael L. Konig
Name:	Michael L. Konig
Title:	Secretary
Date:	February 1, 2018

 Expense Limitation Agreement

Appendix A

Fund and Class	Percentage of Average Daily Net Assets
Bluerock Institutional Mortgage Income Fund – Class A	2.60%
Bluerock Institutional Mortgage Income Fund – Class C	3.35%
Bluerock Institutional Mortgage Income Fund – Class I	2.35%
Bluerock Institutional Mortgage Income Fund – Class L	2.85%